SEC Mail Processing Section
FEB 28 2018
Washington DC
408

18001494

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-68860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Global Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	Connecticut	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hawriluk (203) 529-9551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

gw

OATH OR AFFIRMATION

I, Stephen J. Hawriluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Global Capital Markets Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

SUSAN PORRITT-ATKINSON
NOTARY PUBLIC OF CONNECTICUT
ID # 125101
My Commission Expires 5/31/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Markets, Inc.)
Index
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AIG Global Capital Markets Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AIG Global Capital Markets Securities, LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T:(646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Markets, Inc.)
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 1,764,849
Prepaid expenses and other assets	86,781
Deferred income taxes	34,389
Total assets	$ 1,886,019
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 65,682
Unearned revenue	143,750
Income taxes payable	85,866
Due to affiliates	30,204
Total liabilities	325,502
Commitments and Contingencies	
Member's Equity	1,560,517
Total liabilities and member's equity	$ 1,886,019

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Markets, Inc. ("the Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained its membership license from FINRA. The Company amended its membership license on July 30, 2015. The amended membership allows the Company to conduct trading of debt securities on a principal basis as well as trading securities on its own account, securities lending, repurchase/reverse repurchase agreements and U.S. government securities transactions.

The Company does not carry customer accounts. The activities of the Company are undertaken by employees of its affiliates that act in the capacity as officers, directors and registered representatives of the Company.

The Company claims exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i) and maintains a "Special Account for the Exclusive Benefit of Customers".

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the third party bank.

Due to Affiliates

Due to affiliates is comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Fair Value of Financial Instruments

"Fair Value Measurements and Disclosures (ASC 820)" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of "Fair Value Measurements."

Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. Income Taxes

For federal tax purposes, the Company has elected to be treated as a member of an affiliated group which is included in the filing of the consolidated federal income tax with AIG. Income tax expense/benefit is allocated to the Company based on the Parent's statutory tax rates. The tax sharing agreement provides that the Parent is allowed to utilize its own separate company tax attributes to reduce its current year tax liability to AIG. In addition, the Parent will be reimbursed by AIG for excess tax attributes, if AIG is able to utilize them to reduce consolidated tax liability. Income taxes payable on the Statement of Financial Condition principally represent amounts payable to AIG and its affiliates under the tax sharing agreement. Income taxes are settled upon the filing of the AIG Federal tax return.

For state tax purposes, the Company files state income taxes based on their current state filing obligations. The Company participates in AIG's unitary return in Connecticut and reflects its tax liability based on their standalone operations.

At December 31, 2017, the Company had a federal current tax payable to AIG of $85,066 and a federal deferred tax asset of $34,389. The primary contributor to the Company's deferred tax asset is organization costs. Deferred tax assets are recorded at the effective tax rate in which the year the benefit is expected to be derived in.

The Company has a state tax filing obligation in Connecticut and California. The State of Connecticut is a unitary state filing and in accordance with AIG's policy, the Company would not have a stand-alone Connecticut state tax expense or benefit to record.

Tax Reform

On December 22, 2017, United States enacted Public Law 115-97, known informally as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21%. Consistent with requirements of ASC 740, Accounting for Income Taxes, the Company has re-measured its deferred tax assets with reference to the statutory income tax rate of 21%. At December 31, 2017, the deferred tax asset has been remeasured to the newly enacted rate of 21%.

The SEC staff issued Staff Accounting Bulletin 118 ("SAB 118"), which provides guidance on accounting for the tax effects of the Tax Act. Per SAB 118, income taxes of those aspects of the Tax Act for which accounting under ASC 740 is complete are reflected in the Company's financial statement. There is no anticipation that the tax effects of the provisions for which no estimate can currently be determined would have a material impact on the financial position of the Company.

Tax Examinations and Litigation

The statute of limitations for all tax years prior to 2000 has expired for the AIG consolidated federal income tax return. AIG is currently under examination for the tax years 2000 through 2010. AIG continues to monitor legal and other developments in this area and evaluates the effect, if any, on its position, including recent decisions adverse to other taxpayers.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All material revenue generated by the Company is derived from its affiliates. The following is a summary of those transactions.

- The individuals that undertake the primary activities of the broker dealer, including the Company's officers, directors and registered representatives are directly employed by affiliates of the Company. The Company incurs the direct costs of these individuals as well as additional support and administrative services they provide which includes but is not limited to, office space, data processing, communications, technology, compliance, accounting and operations services necessary to conduct the Company's businesses as a broker dealer under various Administrative Service and Expense Sharing Agreements ("ESA"). The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated employee and support services by the Company. At December 31, 2017, $30,204 was accrued and is reflected in Due to affiliates on the Statement of Financial Condition.

- On July 1, 2013, the Company entered into a service agreement with AIG Asset Management (U.S.), LLC ("AMG US"). The Company acts as a placement agent and conducts due diligence in connection with the issuance and sale of securities for private placement transactions on a best efforts basis. The Company receives a fixed fee of $37,500 each quarter for services rendered and does not receive commission or other transaction-based compensation. At December 31, 2017, the Company has no amount due from its affiliates related to the provision of these services.

- On July 1, 2013, the Company entered into a service agreement with AIG. This agreement was amended with an effective date of September 1, 2015. The Company acts as an agent in connection with debt repurchases via the open market or issuance transactions by AIG or its affiliates. The Company earns incremental transaction fees that accumulate and are paid if the fees exceed the minimum for a given year on a transaction by transaction basis. At December 31, 2017, the Company has no amount due from its affiliates related to the provision of these services. Included in Unearned revenue in the Statement of Financial Condition is $143,750 attributable to amounts advanced from AIG to the Company for such services but unearned as of December 31, 2017.

- The Company entered into a Revolving Note and Cash Subordination Agreement ("Sub-Loan") with AIG effective January 1, 2015 which provides for amounts up to $75,000,000 to be drawn upon for funding at rates to be determined upon advance of the loan. The Sub-Loan became qualified for regulatory capital purposes on July 30, 2015. There were no borrowings under the Sub-Loan during the year.

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires a registered broker dealer to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or the minimum net capital required of $100,000, whichever is greater. At December 31, 2016, the Company had net capital of $1,439,347, which exceeded its requirement of $100,000 by $1,339,347 and its ratio of aggregate indebtedness to net capital was 0.226 to 1.

6. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities. The Company is not aware of any commitments or contingencies other than as disclosed in this financial statement that would require additional disclosure in this financial statement.

7. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosure in the financial statement through February 23, 2018 and the Company has not identified any recordable or disclosable events, not otherwise reported in this financial statement.